SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2007
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2007 1H Business Report
On August 14, 2007, Shinhan Financial Group (“SFG”) filed the 2007 1H Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Auditor
4. Directors, Executive Officers and Employees
5. Activities of Board of Directors and Sub-committees
6. Market Price Information of Our Common Shares and ADRs
7. Related Party Transactions
EX-99 INDEPENDENT ACCOUNTANT'S REVIEW REPORT
Exhibit 99
Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2007

1. Introduction of the Group
Company History in 2007
•	March 2007: LG Card joined Shinhan Financial Group as subsidiary

•	July 2007: Good Morning Shinhan Securities Asia Ltd., an overseas subsidiary of Good Morning Shinhan Securities, joined Shinhan Financial Group as indirect subsidiary
Principal Subsidiaries under Korean Law as of August 14, 2007
     Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
LG Card 1) 2)	86.3%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 2)	62.4%
SH&C Life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	LG Card joined Shinhan Financial Group as a subsidiary on March 23, 2007.

At the time of acquisition, Shinhan Financial Group owned 85.7% of total LG Card shares. Following the second tender offer, consummated on July 6, 2007, Shinhan Financial Group currently owns 86.3% of total LG Card shares.

2)	Jeju Bank and LG Card are currently listed on the Korea Exchange.
     Indirect subsidiaries held through direct subsidiaries
(As of August 14, 2007)

		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.0%
	Shinhan Finance Ltd.(Hong Kong) 1)	100.0%
	SH Asset Management	99.97	%4)
	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe GmbH	100.0%
	Shinhan Vina Bank	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%
	CHB Valuemeet 2002 year 1st Securitization	50.0%

		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Good Morning Shinhan Securities	Good Morning Shinhan Securities Europe Ltd.	100.0%
	Good Morning Shinhan Securities USA Inc.	100.0%
	Good Morning Shinhan Securities Asia Ltd. 3)	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.0	% 2)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place and is expected to be finalized during the first half of 2007.

2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

3)	Good Morning Shinhan Securities Asia Ltd., an overseas subsidiary of Good Morning Shinhan Securities, joined the Group as an indirect subsidiary on July 19, 2007.

4)	On July 13 2007, Shinhan Bank acquired an additional 20.2% of SH Asset Management from minority shareholders and as a result, the bank’s ownership in SH Asset Management increased to 99.97%.
Number of Shares by Type
Number of issued and outstanding shares of the Group as of June 30, 2007

Types of Shares	Number of Shares
Common Shares	381,567,614
Redeemable Preferred Shares	68,757,169
Redeemable Convertible Preferred Shares	14,721,000

Total	465,045,783

*	The Group will redeem its series 2 preferred shares (9,316,792 shares) on August 20, 2007.

*	On September 21, 2007, the number of the Group’s common shares will increase by 14,631, 973 shares, as a result of the small scale share swap with LG Card.

Employee Stock Ownership Plan (ESOP)
(1)	Contribution to ESOA (Employee Stock Ownership Association)

		Contribution
Employee		Amount
Accounts	Contribution Date	(KRW)	Contributor	Objective
Contributed by relevant companies
	March 23, 2007	2,049,000,000	Shinhan Card	Stock Purchase
	March 27, 2007	611,500,000	Shinhan Capital	Stock Purchase
	April 6, 2007	66,813,174	Shinhan Bank	Deposit Fees
Sub-total		2,727,313,174
Contributed by employees	—	—	—	—
Sub-total		—	—	—
Total		2,727,313,174
(2)	Changes in ESOA Share Ownership
(As of June 30, 2007, Unit: shares)

		Beginning
		Balance			Ending Balance
	Share type	(Jan.1, 2007)	Increase	Decrease	(June 30, 2007)
Association Accounts	Common Shares	1,939,973	—	431,571	1,508,402
Employee Accounts	Common Shares	2,786,962	936,272	112,707	3,610,527
Total	—	4,726,935	936,272	544,278	5,118,929

*	Subsequent events: On August 7, 2007 Shinhan Financial Group contributed KRW 336,457,052 to purchase 5,520 shares, in relation to 2006 operating results.
(3)	ESOA Share Ownership per each company
(As of June 30, 2007, Unit: shares)

Company	Association Accounts	Employee Accounts	Total Balance
Shinhan Financial Group	31,274	23,735	55,009
Shinhan Bank	1,465,568	3,391,262	4,856,830
Good Morning Shinhan Securities	—	20,280	20,280
Shinhan Capital	11,560	40,913	52,473
Shinhan Card	—	74,898	74,898
Shinhan Life Insurance	—	54,961	54,961
SH&C Life Insurance	—	947	947
Shinhan Credit Information	—	1,074	1,074
Shinhan Data System	—	2,457	2,457

Total	1,508,402	3,610,527	5,118,929

2. Business Results
Operational Results
(KRW million)

	2007 1H	2006	2005
	(Jan.1~June 30)	(Jan.1~Dec.31)	(Jan.1~Dec.31)

Operating Revenue	1,799,272	2,003,752	1,718,950
Gain using the equity method of accounting	1,720,137	1,917,268	1,618,314
Interest income	78,743	79,151	95,812
Gain on Foreign Currency Transaction	92	5,838	3,451
Other income	300	1,495	1,373
Operating Expense	175,795	182,889	158,321
Loss using the equity method of accounting	2,888	—	1,047
Interest Expense	142,538	129,644	114,544
Loss on Foreign Currency Transaction	93	5,838	3,449
Commission Expense	97	269	124
SG&A Expense	30,179	47,138	39,157
Operating Income	1,623,477	1,820,863	1,560,629
Source and Use of Funds
Source of Funds
(KRW million)

	2007 1H		2006		2005
	(Jan.1~June 30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)

Stockholders’ Equity	12,875,083	73.18	10,376,235	76.70	8,463,137	77.36
Capital Stock	2,258,180	12.84	2,170,758	16.05	2,100,646	19.20
Capital Surplus	5,767,161	32.78	4,360,100	32.23	3,846,957	35.16
Capital Adjustment	30,434	0.17	25,520	0.19	11,475	0.10
Comprehensive Income	1,182,294	6.72	840,704	6.21	345,178	3.16
Retained Earnings	3,637,014	20.67	2,979,153	22.02	2,158,881	19.73
Liabilities	4,717,549	26.82	3,152,497	23.30	2,477,425	22.64
Borrowings	4,364,729	24.81	2,769,824	20.47	2,230,681	20.39
Other liabilities	352,820	2.01	382,673	2.83	246,744	2.26

Total	17,592,632	100.00	13,528,732	100.00	10,940,562	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.

Use of Funds
(KRW million)

	2007 1H		2006		2005
	(Jan.1~June 30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)

Investments on equity stock	15,607,575	88.71	11,646,253	86.09	9,060,179	82.82
Shinhan Bank	9,721,661	55.26	8,997,565	66.50	7,591,397	69.39
LG Card	2,725,445	15.49	—	—	—	—
Shinhan Card	902,473	5.13	639,038	4.72	197,754	1.81
Good Morning Shinhan Securities	1,148,597	6.53	943,203	6.97	867,403	7.93
Shinhan Life Insurance	791,816	4.50	768,599	5.68	147,558	1.35
Shinhan Capital	184,153	1.05	170,264	1.26	139,108	1.27
Jeju Bank	71,119	0.40	66,809	0.49	57,606	0.53
Shinhan Credit Information	10,147	0.06	9,179	0.07	8,198	0.07
Shinhan Private Equity	9,174	0.05	8,987	0.07	9,300	0.09
Shinhan BNP Paribas ITMC	24,367	0.14	24,152	0.18	23,139	0.21
SH&C Life Insurance	18,113	0.10	17,322	0.13	14,879	0.14
Shinhan Macquarie FA	510	0.00	1,135	0.01	1,641	0.01
E-Shinhan	—	—	—	—	2,197	0.02
Loans	1,171,966	6.66	1,299,633	9.61	1,667,537	15.24
Premises and Equipment	784	0.00	959	0.01	1,296	0.01
Cash Deposit in bank	639,005	3.63	422,201	3.12	177,313	1.62
Other Assets	173,302	1.00	159,686	1.18	34,237	0.31
Total	17,592,632	100.00	13,528,732	100.00	10,940,562	100.00

1)	The Average Balance was calculated by averaging the ending balances of each quarter.
Other Financial Information
Group BIS Ratio
(KRW billion)

2007 1H (E)

Aggregate Amount of Equity Capital (A)	15,781
Risk-Weighted Assets (B)	149,976
BIS Ratio (A/B) 1)	10.5%

1)	Following amendments in the Financial Holding Company Guidelines of the Financial Supervisory Commission, the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.
Won Liquidity Ratio
(KRW million)

	2007 1H	2006	2005

Won Assets due within 3 months (A)	426,285	605,415	341,547
Won Liabilities due within 3 months (B)	237,007	248,661	332,746
Won Liquidity Ratio (A/B) 1)	179.86%	243.47%	102.65%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of no less than 100%.

Liabilities to Equity Ratio
(KRW million)

	2007 1H	2006	2005
Liabilities (A)	7,287,244	3,642,106	2,325,114
Equity (B)	16,691,154	11,361,526	10,137,017
Liabilities to Equity Ratio (A/B)	43.66%	32.06%	22.94%

Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1)	BIS Capital Adequacy Ratio (%)1)

	2007 1H	2006	2005
Shinhan Bank 2)	11.89	12.01	10.94
Jeju Bank	10.93	11.26	11.71

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	The integrated Shinhan Bank was launched on April 1, 2006 and the figure for 2005 is of pre-merger Chohung Bank, the surviving entity.
(2)	Net Capital Ratio (%)

	June 30 2007	Mar.31 2007	Mar.31 2006
Good Morning Shinhan Securities	624.68	451.69	558.60

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
(3)	Solvency Margin Ratio (%)

	June 30 2007	Mar.31 2007	Mar.31 2006
Shinhan Life Insurance	228.6	224.7	230.8

*	Under the guidelines issued by the Financial Supervisory Commission, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
(4)	Adjusted Equity Capital Ratio (%)

	2007 1H	2006	2005
LG Card	38.96	34.25	25.55
Shinhan Card	15.50	17.47	17.68

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card and LG Card are required to maintain a minimum adjusted equity capital ratio of 8%.

Non- Performing Loans of Certain Subsidiaries 1)
(1)	Non- Performing Loans
(KRW million)

	June 30, 2007		Dec.31. 2006		Dec.31. 2005
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

Shinhan Bank 2)	817,953	0.64	729,655	0.62	531,349	1.15
Jeju Bank	20,791	1.03	13,120	0.74	16,287	1.15
LG Card 3)	433,257	5.12	493,236	6.05	544,705	8.22
Shinhan Card 3)	71,785	2.19	111,770	3.50	33,420	2.71

	June 30, 2007		March 31, 2007		March 31, 2006
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

GMS Securities 3)	29,758	2.26%	25,888	2.54%	26,943	5.68%

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Commission.

2)	Figures for 2005 are of pre-merger Chohung Bank, the surviving entity.

3)	Under the guidelines of the Financial Supervisory Commission, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities, Shinhan Card, and LG Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”
(2)	Loan Loss Allowances & Write-offs for the period
(KRW million)

			Jan. 1, 2007~	Jan. 1, 2006~	Jan. 1, 2005~
			June 30, 2007	Dec. 31, 2006	Dec. 31, 2005
Shinhan Bank	Loan Loss	Domestic	2,069,040	1,911,843	905,000
	Allowance	Overseas	61,052	59,758	27,600
		Total	2,130,092	1,971,601	932,600
	Write-offs		49,072	160,636	571,500

Jeju Bank	Loan Loss	Domestic	34,023	26,313	25,329
	Allowance	Overseas	—	—	—
		Total	34,023	26,313	25,329
	Write-offs		1,764	8,325	19,145

LG Card	Loan Loss	Domestic	725,930	894,173	911,739
	Allowance	Overseas	—	—	—
		Total	725,930	894,173	911,739
	Write-offs		104,117	533,403	1,528,629

Shinhan Card	Loan Loss	Domestic	138,387	148,724	46,269
	Allowance	Overseas	—	—	—
		Total	138,387	148,724	46,269
	Write-offs		65,783	179,351	117,583

			Apr. 1, 2007~	Apr. 1, 2006~	Apr. 1, 2005~
			June 30, 2007	Mar. 31, 2007	Mar. 31, 2006
GM	Loan Loss	Domestic	34,012	30,776	28,900
Shinhan Securities	Allowance	Overseas	—	—	—
		Total	34,012	30,776	28,900
	Write-offs		—	1,117	2,300
3. Independent Auditor
Audit Opinion for the last 3 years

	2007 2Q	FY 2006	FY 2005
Audit Opinion	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

		Payment		Working
Year	Auditor	(KRW mil.)	Details	hours

2007 1H	KPMG Samjong Accounting Corp.	341 (annual)	Review/Audit of Financial Statements	1,480 hours

	KPMG Samjong Accounting Corp.	399	Review of Financial Statements related to accounting treatment of LG Card acquisition	2,755 hours

2006	KPMG Samjong Accounting Corp.	304	Review/Audit of Financial Statements	3,150 hours

2005	KPMG Samjong Accounting Corp.	288	Review/Audit of Financial Statements	3,073 hours

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term

Eung Chan Ra	Nov. 25, 1938	Chairman of BOD Board Steering Committee Head	3 years starting from March 20, 2007

In Ho Lee	Nov. 2, 1943	President & CEO Board Steering Committee member	2 years starting from March 20, 2007
2) Non-Executive Directors
     Currently, 13 non-executive directors are in office, of which 12 members are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 20, 2007.
     Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term

Sang Hoon Shin	July 1, 1948	X	—	1 year starting from March 20, 2007

Si Jong Kim	Apr. 16, 1937	O	—	1 year starting from March 20, 2007

Young Woo Kim	May 1, 1952	O	Audit Committee member	1 year starting from March 20, 2007

Byung Hun Park	Sept. 10, 1928	O	Board Steering Committee member	1 year starting from March 20, 2007

Yong Woong Yang	Aug. 4, 1948	O	—	1 year starting from March 20, 2007

Haeng Nam Chung	Mar. 15.1941	O	—	1 year starting from March 20, 2007

Young Hoon Choi	Nov. 8, 1928	O	—	1 year starting from March 20, 2007

Philippe Reynieix	Jun. 24, 1949	O	Risk Management Committee member	1 year starting from March 20, 2007

Board Steering Committee member
Pyung Joo Kim	Feb. 6, 1939	O	Risk Management Committee Head	1 year starting from March 20, 2007
Compensation Committee member

Board Steering Committee member
Shee Yul Ryoo	Sept. 5, 1938	O	Risk Management Committee member	1 year starting from March 20, 2007
Compensation Committee Head

Yoon Soo Yoon	Mar. 5, 1946	O	Audit Committee member	1 year starting from March 20, 2007
Compensation Committee member

Sang Yoon Lee	Sept. 13, 1942	O	Audit Committee member	1 year starting from March 20, 2007
Compensation Committee member

Sung Bin Chun	Jan. 21, 1953	O	Audit Committee Head	1 year starting from March 20, 2007
Compensation Committee member
     For personal profiles of the outside directors, please refer to our Form 6-K filed on February 21, 2007.

3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of

Jae Woo Lee	July 2, 1950	Deputy President	General Affairs Team, Business Management Team, Credit Card Business Support Team

Jae Woon Yoon	July 22, 1951	Deputy President	Synergy Management Team, Information & Technology Planning Team, Risk Management Team, Audit & Compliance Team

Buhmsoo Choi	August 8, 1956	Deputy President and Chief Financial Officer	Finance Management Team, Investor Relations Team, Strategic Planning Team, Public Relations Team
Stock Options (as of August 7, 2007)

		Number of Changes
		No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
Guarantee		Granted Options	Options	Options	Options
Granted in 2002	Management, Head of Department	864,576	490,626	0	373,950
Granted in 2003	Management, Head of Department	1,020,416	536,649	11,600	472,167
Granted in 2004	Management, Head of Department	1,258,923	469,284	15,200	774,439
Granted in 2005	Management, Head of Department, Outside Directors	2,620,331	0	251,300	2,369,031
Granted in 2006	Management, Head of Department, Outside Directors	3,296,200	0	166,800	3,129,400
Granted in 2007	Management, Head of Department, Outside Directors	1,301,050	0	0	1,301,050

	Total	10,361,496	1,496,559	444,900	8,420,037

Employees
(As of June 30, 2007)

			Total Salaries and wages	Average Payment
	Number of		paid in 1H 2007	per person
	Employees	Average length of Service	(KRW million)	(KRW million)

Male	86	2 yrs 7 mths	3,393	39
Female	17	3 yrs 2 mths	298	18
Total	103	2 yrs 10 mths	3,691	36
Directors and Officers Liability Insurance (for SFG and subsidiaries)

Name of Insurance	Insurance Premium	Insured Amount	Insurance Period
Directors and Officers Liability Insurance	KRW 592 mil. (annual)	Up to KRW 50 bil.	April 1, 2007~ March 31, 2008

*	Of the total insurance premium (KRW 592 mil.), KRW 121 mil. was paid by SFG, and the remaining amount, by its subsidiaries

5. Activities of Board of Directors and sub-committees during 2007 2Q
1) Meetings of Board of Directors

Date	Agenda
May 28, 2007	1. Alteration of 2007 Group Business Plan	Approved

	2. Tender Offer and small scale share swap for 100% ownership of LG Card	Approved

	3. Funding for LG Card tender offer and financial support for subsidiaries - Approval for corporate bond issuance and other borrowings	Approved

	4. Establishment of overseas subsidiary of Shinhan Bank - Approval for incorporation of Shinhan Bank’s overseas subsidiary in Cambodia and China as an indirect subsidiary of SFG	Approved

	5. Redemption of redeemable preferred shares - Redemption of redeemable preferred shares due in August 2007 (issued in relation to the acquisition of Chohung Bank)	Approved

	6. Appointment of non-director management - Buhmsoo Choi, Deputy President	Approved
2) Board Steering Committee

Date	Agenda
May 28, 2007	1. Appointment of Board Steering Committee Head
	- Eung Chan Ra	Approved

	2. Deliberation of non-director management	Approved
- Buhmsoo Choi, Deputy President
3) Risk Management Committee

Date	Agenda
May 28, 2007	1. Appointment of Risk Management Committee Head - Pyung Joo Kim	Approved

	2. Alteration of Good Morning Shinhan Securities’ risk limits by type and LG Card’s Minimum Equity Capital Ratios for 2007	Approved

* Reporting item: Status of the Group’s Capital Adequacy Ratios and Risk Limit
4) Meetings of Audit Committee

Date	Agenda
April 18, 2007	1. Appointment of Audit Committee Head - Head: Sung Bin Chun	Approved

	2. Approval of K-GAAP audit remuneration	Approved

	3. Audit contract related to accounting treatment related to LG Card - Approved contract with Samjung	Approved

	4. Ratification of the Company and its Subsidiaries’ Non-audit Contracts - Audit of reports filed to Hong Kong’s local Financial Authorities (Shinhan Bank’s Hong Kong Branch - Samjung)	Approved

June 26, 2007	1. Ratification of subsidiaries’ audit and non-audit contracts
- Draft Comfort Letter in relation to foreign bond issuance (Shinhan Card-Samjong)
- Audit of special accounts (Shinhan Life-Samjong)
- Consulting services relating to tax audits by US tax authorities
	(New York Branch, Shinhan Bank -Samjong)	Approved

5) Compensation Committee

Date	Agenda
June 26, 2007	1. Appointment of Compensation Committee Head - Shee Yul Ryoo	Approved

	2. Alteration of 2007 Group KPI Target	Approved

	3. Re-establishment of executive MBO for 2007	Approved
6. Market Price Information of our Common Shares and ADRs
Common Share Traded on the Korea Exchange
(KRW, number of shares)

		Jan. 2007	Feb. 2007	Mar. 2007	Apr. 2007	May 2007	June 2007
Price per share
	High	49,900	57,800	57,100	56,600	57,300	59,200
	Low	45,450	51,500	51,800	52,100	50,600	54,600
Trading Volume		23,229,216	48,203,956	24,411,554	27,055,056	34,202,457	46,235,370
     American Depositary Shares traded on the New York Stock Exchange
     Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.
(USD, number of shares)

		Jan. 2007	Feb. 2007	Mar. 2007	Apr. 2007	May 2007	June 2007
Price per share
	High	106.73	123.65	122.39	122.75	123.06	129.90
	Low	96.75	110.25	106.99	112.16	110.08	119.49
Trading Volume		575,100	896,200	694,800	511,500	477,100	632,600

7. Related Party Transactions
Loans to Subsidiaries
(As of June 30, 2007, Unit: KRW 100 million)

		Origination	Maturity	Funding	Lending	Beginning			Ending
Subsidiary	Loan Type	Date	Date	Rate	Rate	Balance	Increase	Decrease	Balance
Shinhan Capital	Loans in KRW	2002-03-29	2007-04-04	7.47%	8.12%	200	—	200	—
Shinhan Capital	Loans in KRW	2002-07-29	2007-07-29	6.30%	6.65%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-11-21	2007-11-21	5.88%	6.18%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-12-16	2007-12-16	5.96%	6.22%	200	—	—	200
Shinhan Card	Loans in KRW	2003-04-23	2009-04-23	5.47%	6.28%	1,000	—	—	1,000
Shinhan Capital	Loans in KRW	2003-06-24	2008-06-24	5.69%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	2003-07-24	2008-07-24	5.87%	6.13%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-03-24	2009-03-24	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-03-24	2007-03-24	4.76%	5.16%	300	—	300	—
Shinhan Capital	Loans in KRW	2004-06-25	2009-06-25	0.0493	0.0522	500	—	—	500
Shinhan Capital	Loans in Foreign Currency	2004-07-15	2007-06-15	3M Libor + 0.70%	3M Libor + 0.90%	372	—	372	—
Shinhan Capital	Loans in KRW	2005-01-31	2008-01-31	4.21%	4.58%	300	—	—	300
GMSH Securities	Loans in KRW	2005-01-31	2010-07-31	4.59%	5.25%	700	—	—	700
Shinhan Card	Loans in KRW	2005-03-18	2007-03-18	4.13%	4.49%	500	—	500	—
Shinhan Card	Loans in KRW	2005-03-18	2008-03-18	4.23%	4.54%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-03-18	2007-03-18	4.23%	4.49%	500	—	500	—
Shinhan Capital	Loans in KRW	2005-05-09	2008-05-09	3.99%	4.33%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-12-16	2008-12-16	5.48%	5.67%	400	—	—	400
Shinhan Card	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	—	—	500
Shinhan Capital	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	—	—	500
Shinhan Card	Loans in KRW	2006-02-27	2009-02-27	5.07%	5.23%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	2006-04-24	2009-04-24	5.09%	5.22%	1,000	—	—	1,000
GMSH Securities	Loans in KRW	2006-07-31	2012-01-31	5.16%	5.64%	1,000	—	—	1,000
Shinhan Capital	Loans in KRW	2006-09-26	2011-09-26	4.91%	4.99%	500	—	—	500
Shinhan Capital	Loans in Foreign Currency	2006-12-29	2009-12-29	3ML+0.25%	3ML+0.38%	279	—	279	—
Shinhan Capital	Loans in KRW	2007-03-23	2012-03-23	5.28%	5.48%	—	500	—	500
Shinhan Capital	Loans in KRW	2007-04-13	2010-04-13	5.24%	5.38%	—	500	—	500
Shinhan Capital	Loans in KRW	2007-06-08	2012-06-08	5.54%	5.95%	—	500	—	500
Shinhan Private Equity	Loans in KRW	2007-06-28	2008-06-27	5.31%	5.51%	—	50	—	50
						11,851	1,550	2,151	11,250
Exhibit 99 Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Buhmsoo Choi Name: Buhmsoo Choi
Title: Chief Financial Officer
Date : August 14, 2007